Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rogers Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 23, 2016
File No. 1-04347

Dear Mr. O’Brien:

On behalf of Rogers Corporation (the “Company”), we are providing the following responses to the comments contained in the comment letter of the Staff of the Securities and Exchange Commission (the “Commission” or “Staff”) to the Company, dated June 17, 2016, relating to the Company’s above-referenced filing. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Except to the extent otherwise indicated below, we agree with and intend to comply with these comments in our future filings and, to the extent material to an investor’s understanding, to provide the information requested in the comments.

Form 10-K for Fiscal Period Ended December 31, 2015
Financial Statements
Note 1- Organization and Summary of Significant Accounting Policies, page 49
Property, Plant and Equipment, Page 51
1.	We note that you have changed the useful lives for buildings and improvements from a range of 10 to 15 years to 30 to 40 years. If material, please expand your disclosure to provide the information required by ASC 250-10-50-4.

Response:
As a preliminary matter, we confirm that the change noted by the Staff impacted only “Note 1 – Organization and Summary of Significant Accounting Policies,” not the financial statements. Depreciation expense in the financial statements has and continues to be calculated for buildings and improvements using depreciable lives in the range of 30 to 40 years.

During the preparation of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015, it was discovered that the disclosures in “Note 1 – Organization and Summary of Significant Accounting Policies” for depreciable lives for buildings and improvements in prior years did not conform to the depreciable lives used in the financial statements to calculate depreciation expense for this class of assets. We evaluated the prior disclosures and determined that no further disclosure was necessary, because there was no material impact to the financial statements.

We acknowledge the guidance in ASC 250-10-50-4 stating that “The effect on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), and any related per-share amounts of the current period shall be disclosed for a change in estimate that affects several future periods, such as a change in service lives of depreciable assets.” As the service lives used to calculate depreciation expense remained unchanged, we don’t believe that such additional disclosure would be material to an investor’s understanding of our financial statements.

Form 8-K Filed May 2, 2016
2.	You disclose non-GAAP performance measures with more prominence than the comparable GAAP measure or without also presenting the comparable GAAP measure, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:
We acknowledge the Staff’s comment and will review the recently updated Compliance and Disclosure Interpretations when preparing our next earnings release.

3.	Please expand your disclosures to provide substantive justification specific to your circumstances as to why each non-GAAP measure presented is useful to investors in accordance with Item 10(e)(1)(i)(c) of Regulation S-K. Please also refer to Instruction 2 to Item 2.02 of Form 8-K that indicates that the requirements of Item 10(e)(1)(i) of Regulation S-X apply to information furnished under Item 2.02 of Form 8-K.

Response:
We acknowledge the Staff’s comment and will expand our disclosures in the future, including information furnished under Item 2.02 of Form 8-K, to provide substantive justification specific to our circumstances explaining why we believe that each presented non-GAAP measure is useful to investors.

Acknowledgments:
The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on our responses, please contact me at 248.346.4277 or Jay Knoll, Vice President and General Counsel at 860-779-4084.

Sincerely,
/s/ Janice E. Stipp
Vice President, Finance, Chief Financial Officer, Chief Accounting Officer and Corporate Treasurer
Rogers Corporation

cc:	Bruce D. Hoechner, President and Chief Executive Officer
Jay Knoll, Vice President and General Counsel
Tracie Mariner, Staff Accountant, Securities and Exchange Commission
Tracey Houser, Staff Accountant, Securities and Exchange Commission